780 NORTH WATER STREET MILWAUKEE, WI 53202-3590 TEL 414-273-3500 FAX 414-273-5198 www.gklaw.com GODFREY & KAHN, S.C. MILWAUKEE APPLETON GREEN BAY WAUKESHA LAFOLLETTE GODFREY & KAHN MADISON

January 18, 2006

VIA EDGAR AND E-MAIL

Mr. Christian Sandoe

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington D.C. 20549

RE:

Kopp Funds, Inc. Post-Effective Amendment No. 14 to Registration Statement on Form N-1A (Registration Nos. 333-29687 and 811-8267)

Dear Mr. Sandoe:

The purpose of this letter is to respond to oral comments received from you on January 12, 2006 relating to the above-referenced filing by Kopp Funds, Inc. (the “Company”).  Capitalized terms that are used herein and not otherwise defined have the same meaning as set forth in the Registration Statement.

The Company understands that (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.

Kopp Emerging Growth Fund Prospectus

Highlights

1.

Comment:  Revise the third sentence of the first paragraph of the subsection entitled “What is the Fund’s principal investment strategy?” to indicate that shareholders of the Fund will receive 60 days’ notice prior to the Fund making any change in its investment policy of investing at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks of emerging growth companies.

Response:  The following sentence has been added to the paragraph, “Shareholders will receive 60 days’ notice prior to the Fund making any change in this investment policy.”

2.

Comment:  Revise the risk factor entitled “Concentration Risk” in the subsection entitled “What are the principal risks of investing in the Fund?” to reflect the specific sectors or industries, if any, in which the Fund may be concentrated.  If the Fund does not intend to concentrate (i.e., invest more than 25% of its net assets in a particular industry or group of industries), eliminate the references to concentration.

Response:  In accordance with its fundamental investment policy, the Fund will not invest more than 25% of its assets in securities of companies in any one industry.  The Fund currently does, however, focus on the information technology and health care sectors.  To avoid any possible confusion, the term “concentrate” has been eliminated and the risk factor has been revised as follows, “Sector Risk:  The Fund’s portfolio may be heavily invested in relatively few sectors at any one time, particularly the information technology and health care sectors, which may increase volatility.”

Fees and Expenses of the Fund

3.

Comment:  Add disclosure in the footnotes to the fee table indicating that, for purposes of the CDSC, all purchases made during a calendar month are counted as having been made on the first day of that month.

Response:  The following sentence has been added to footnotes 2 and 3, “For purposes of the CDSC, all purchases made during a calendar month are counted as having been made on the first day of that month.”

Principal Investment Strategy

4.

Comment:  Revise the first sentence of the first paragraph to read, in part, “and at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks of emerging growth companies.”

Response:  Done.

Fund Management and Distribution - Management

5.

Comment:  In the subparagraph entitled “Advisor,” add disclosure indicating that the Fund’s annual report contains a discussion regarding the Board of Directors’ basis for approving the investment advisory contract on behalf of the Fund.

Response:  The following sentence has been added to the subparagraph, “The Fund’s 2005 Annual Report contains a discussion regarding the Board of Directors’ basis for approving the Investment Advisory Agreement on behalf of the Fund.”

6.

Comment:  In the subparagraph entitled “Portfolio Managers,” describe the roles of each of the individuals and disclose each of their respective lengths of service as the Fund’s portfolio manager.

Response:  The following sentence has been added to the subparagraph, “Mr. Kopp and Ms. Anderson have shared equally the duties of managing the Fund since its inception in June 1997.”

Valuation of Fund Shares

7.

Comment:  Add disclosure in the second paragraph describing the circumstances under which fair value procedures will be initiated.

Response:  The second paragraph has been revised, in part, as follows:

In accordance with the pricing procedures of the Fund, fair value pricing is used when a market quote for a security is not readily available or deemed to be inaccurate by Advisor.  In the event fair value pricing is used, the price of a security used by the Fund to calculate its NAV may differ from the quoted or published price for the same security.  Fair value pricing involves subjective judgements, taking into consideration, among other criteria, fundamental analytical date relating to the investment, the nature and duration of restrictions on dispositions of the securities and an evaluation of the forces that influence the market in which these securities are purchased and sold.  It is possible that the fair value determined for a security is materially different than the value that could be realized upon the sale of the security.

Additional Information

8.

Comment:  Revise the disclosure to reflect that the phone number for the SEC’s Public Reference Room has been changed to 1-202-551-8090.

Response:  Done.

Kopp Total Quality Management Fund Prospectus

Highlights

1.

Comment:  Revise the third sentence of the first paragraph of the subsection entitled “What is the Fund’s principal investment strategy?” to indicate that shareholders of the Fund will receive 60 days’ notice prior to the Fund making any change in its investment policy of investing at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks included in the Q-100® Index.

Response:  The following sentence has been added to the paragraph, “Shareholders will receive 60 days’ notice prior to the Fund making any change in this investment policy.”

Fees and Expenses of the Fund

2.

Comment:  Add disclosure in the footnotes to the fee table indicating that, for purposes of the CDSC, all purchases made during a calendar month are counted as having been made on the first day of that month.

Response:  The following sentence has been added to footnotes 2 and 3, “For purposes of the CDSC, all purchases made during a calendar month are counted as having been made on the first day of that month.”

Fund Management and Distribution - Management

3.

Comment:  In the subparagraph entitled “Advisor,” add disclosure indicating that the Fund’s annual report contains a discussion regarding the Board of Director’s basis for approving the investment advisory contract on behalf of the Fund.

Response:  The following sentence has been added to the subparagraph, “The Fund’s 2005 Annual Report contains a discussion regarding the Board of Directors’ basis for approving the Investment Advisory Agreement on behalf of the Fund.”

4.

Comment:  In the subparagraph entitled “Portfolio Manager,” disclose the individual’s length of service as the Fund’s portfolio manager.

Response:  LeRoy Kopp and Sally Anderson have replaced Steven Crowley as portfolio managers for the Fund.  The subparagraph has been revised as follows:

Porfolio Managers.  LeRoy C. Kopp and Sally A. Anderson are primarily responsible for the day-to-day management of the Fund’s assets.  Mr. Kopp and Ms. Anderson have shared equally the duties of managing the Fund since taking over as portfolio managers in December 2005.  Mr. Kopp founded Advisor in 1990 and he currently serves as Chairman, Chief Executive Officer, President and Chief Investment Officer.  Prior to founding Advisor, Mr. Kopp spent 30 years with Dain Bosworth Inc. (“Dain Bosworth”), a financial services company, where he was the Manager of the Edina, Minnesota, branch and a Senior Vice President.  Mr. Kopp graduated with distinction with a B.B.A. degree from the University of Minnesota in 1956.  Ms. Anderson joined Advisor in 1991 and she currently serves as Executive Vice President.  Before joining Advisor, Ms. Anderson spent 26 years with Dain Bosworth, where she was First Vice President and Assistant Director of Research of the Minneapolis, Minnesota, branch.

Mr. Kopp and Ms. Anderson are assisted in their efforts to manage the Fund’s assets by a team of research analysts and associates.  The SAI provides additional information about Mr. Kopp and Ms. Anderson, including their compensation, other accounts managed by them and their ownership of Fund shares.

Valuation of Fund Shares

5.

Comment:  Add disclosure in the second paragraph describing the circumstances under which fair value procedures will be initiated.

Response: The second paragraph has been revised, in part, as follows:

In accordance with the pricing procedures of the Fund, fair value pricing is used when a market quote for a security is not readily available or deemed to be inaccurate by Advisor.  In the event fair value pricing is used, the price of a security used by the Fund to calculate its NAV may differ from the quoted or published price for the same security.  Fair value pricing involves subjective judgements, taking into consideration, among other criteria, fundamental analytical date relating to the investment, the nature and duration of restrictions on dispositions of the securities and an evaluation of the forces that influence the market in which these securities are purchased and sold.  It is possible that the fair value determined for a security is materially different than the value that could be realized upon the sale of the security.

Additional Information

6.

Comment:  Revise the disclosure to reflect that the phone number for the SEC’s Public Reference Room has been changed to 1-202-551-8090.

Response:  Done.

Statement of Additional Information

Investment Advisor

1.

Comment:  The first sentence of the sixth paragraph indicates that the Board examined the fee and expense information for the Funds relative to other funds of comparable size, character and investment objective as determined by Lipper.  Describe how the comparisons of these fees and expenses assisted the Board’s determination to approve the Advisory Agreement.

Response:  The following disclosure has been added to the paragraph to clarify how the comparisons of these fees and expenses assisted the Board’s determination to approve the Advisory Agreement:

The investment management fee comparisons provided by Lipper for the Funds aided the Board’s recognition that while the investment management fee for each Fund was higher than industry averages, it was well within the range of advisory fees for funds in the benchmark categories.  Similarly, the total expense ratio comparisons provided by Lipper for the Emerging Growth Fund aided the Board’s recognition that total expenses for the Fund’s Class A and Class I shares were below industry averages and, while total expenses for the Fund’s Class C shares were above the industry average, they were well within the range of total expenses for funds in the benchmark category.  The Board also recognized that, after taking into account the Total Quality Management Fund’s expense limitation, the Fund’s total expenses were below the industry average.

Portfolio Managers

2.

Comment:  Revise the second paragraph to specifically identify potential conflicts of interests between the Funds and these other accounts.

Response:  The following sentence has been added to this paragraph, “As a result of managing these other accounts, conflicts of interest may arise between the Funds and the other accounts (e.g., Advisor favoring certain client accounts with shares sold through initial public offerings (IPOs) and private placement of public equity (PIPEs), Advisor allocating profitable trades at each day’s end so as to disproportionately favor certain clients, etc.).”

Portfolio Holdings Disclosure Policy

3.

Comment:  Clarify whether the parenthetical in the first bullet point of the first paragraph contains the entire list of third party service providers to whom the Funds have an arrangement to provide portfolio holdings disclosure.  If this is not an exhaustive list, revise the disclosure to include an exhaustive list.

Response:  The parenthetical in the first bullet point does not contain an exhaustive list of third party service providers to whom the Funds have an arrangement to provide portfolio holdings disclosure; rather, the first and second bullet points, taken together, comprise an exhaustive list (i.e., the Funds and/or Advisor may disclose Fund portfolio holdings to the administrator, fund accountant, custodian, the Transfer Agent, the Distributor, Advisor, legal counsel and independent auditors).  In addition, this section contains disclosure indicating that the Funds’ portfolio holdings are disclosed to certain ranking and rating organizations, including Lipper, Morningstar, S&P, Bloomberg, FT Interactive Data, Wilshire, Thomson Financial, Vickers Stock and Citigate Financial.

*   *   *   *   *   *

We hope the foregoing is responsive to your comments.  Please call me at your earliest convenience at (414) 287-9338 if you have any additional comments or need additional information.  Please note that we plan to file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) incorporating the attached changes prior to Monday, January 30th.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Christopher M. Cahlamer

Christopher M. Cahlamer

cc:

LeRoy C. Kopp

John P. Flakne

Cheryl L. King

Pamela M. Krill

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